SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:
Steven M. Skolnick, Esq.
Meredith Prithviraj, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, NJ 07068
(973) 597-2500
☑ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

IMPORTANT INFORMATION
The tender offer described herein has not commenced. This announcement and the disclosure included herein are neither an offer to purchase nor a solicitation of an offer to sell shares of Intelligroup, Inc. At the time the tender offer is commenced, NTT DATA CORPORATION and Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Intelligroup, Inc. intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Mobius Subsidiary Corporation and Intelligroup, Inc. intend to mail documents to the shareholders of Intelligroup, Inc. These documents will contain important information about the tender offer that should be read carefully before any decision is made with respect to the tender offer.
Shareholders of Intelligroup, Inc. will be able to obtain a free copy of these documents (when they become available) and other documents filed by Intelligroup, Inc., NTT DATA CORPORATION and Mobius Subsidiary Corporation with the Securities and Exchange Commission (the “SEC”) at the website maintained by the SEC at www.sec.gov.
In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from Intelligroup, Inc. by contacting Intelligroup, Inc. at 5 Independence Way, Suite 220, Princeton, New Jersey 08540, (646) 810-7400.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This filing contains forward-looking statements as defined by the federal securities laws which are based on Intelligroup, Inc.’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger of NTT DATA CORPORATION’s indirect wholly owned subsidiary with and into Intelligroup, Inc. following consummation of the tender offer. Intelligroup, Inc. undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
* * * * *
This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Intelligroup, Inc. (the “Company”) by Mobius Subsidiary Corporation, an indirect wholly owned subsidiary of NTT DATA CORPORATION (“Parent”). Set forth below are quotes and excerpts paraphrasing quotes from Vikram Gulati, the Company’s President and Chief Executive Officer, that were published in three different press releases related to the Company’s announcement of the tender offer and merger with Parent, each dated June 15, 2010, prepared by third parties who are not participants in the proposed tender offer and subsequent merger (nor related to any such participant). The filing of such quotes and excerpts in this Schedule 14D-9 is being made solely for purposes of Rule 14d-9 of the Securities Exchange Act of 1934, as amended, and the Company disclaims and makes no representation regarding any statements in such press releases about the Company generally or the Company’s expectations with respect to the benefits of the proposed tender offer and the subsequent merger, other than those direct quotes of Mr. Gulati set forth below.
The Deal Pipeline: “NTT Data buys Intelligroup” (By: Demitri Diakantonis)
“We get to be part of a larger family. It gives us a much larger platform to grow faster.”
The article stated: “Intelligroup CEO Vikram Gulati said Monday that the deal will give the company greater financial and geographical strength.”

The article also stated: “Gulati added that Intelligroup ran a limited auction that started about six months ago and received a ‘fair amount of interest’.”
Mint: “Japanese IT firm NTT Data to buy Intelligroup for $199 mn” (By: Priyanka Pulla)
"[NTT] is looking to get into India and the US markets...(and) brings us the scale and the financial muscle.”
“There are areas of overlap and new areas of growth for both companies.”
The article also stated: “The management will remain the same, he [Mr. Gulati] added.”
The Asian Age: “Japanese Firm to Buy Intelligroup”
“NTT was looking for opportunities to expand its footprint outside Japan. They realised that Intelligroup fits the bill and saw value in the transaction.”
The article stated: “Mr Gulati has ruled out any jobs cuts at Intelligroup due to the takeover.”
The article also stated: “After the acquisition, Mr Gulati said the company would focus on expanding its operations both in India and the US.”